EXHIBIT (a)(9)

REVIEW OF CHANGES IN COMPENSATION STRUCTURE

PRESENTATION GIVEN BY
BRIAN FINN,
CREDIT SUISSE FIRST BOSTON

August 6, 2003

Brian Finn: Welcome. Welcome to our special meeting regarding employee compensation developments. We’ve invited today all option holders at Credit Suisse Financial Services and the Group, as well as all managing directors and directors at CSFB Worldwide. I apologize that for a number of reasons we were not permitted to give more advanced warning of this meeting, although given the short notice, I’m certainly impressed with the attendance based on what I can see here in New York. I guess the topic is interesting to some of you. We have connections worldwide, Zurich, London and a number of our other offices around the world. And so let me apologize in advance for those on the telephone who are also calling in. I hope the presentation is not too difficult to follow. We have a number of slides that you’ll have in front of you. The people that you on the phone will not have in front of you, and people in the rooms will. The slides will all be available after the meeting in hard copy and electronically. And most of you will be receiving e-mail later today with a number of the documents. These slides will be among those documents. And in addition, there will be replays of this meeting available.

Before I start, I can’t help but say that thanks largely to the people in this meeting worldwide, Credit Suisse Group had a very strong second quarter. I won’t review the details. You’ve seen it all. But to reiterate yesterday’s headlines, CSG earned over 1.3 billion francs in the quarter, over one franc per share, double the prior quarter. A very strong performance. All divisions contributed. The Group reported positive net new assets lead by private banking. Capital ratios improved substantially, with the tier one ratio up over 100 basis points from the prior quarter. CSFS had net profit of about 829 million Swiss francs. At CSFB, we earned $426 million in net operating profit. That’s up 45 percent over the first quarter. An ROE of over 18.5 percent. We’ll get it in more detail with managing directors and directors at CSFB Worldwide next week. Although I’ve got to repeat the message that John and Ossie said yesterday, which that we’re cautious about the outlook. The market is very choppy, but nonetheless, I think everyone in the Group should be proud of these results.

Against that backdrop, I’d like to describe in some detail actions recently adopted by the board and the Comp Committee of Credit Suisse, including the stock option restructuring program. I will attempt to provide all of the most relevant details, but I urge you to review the various documents you’ll be receiving, including these slides. This is a global meeting, but there are local differences around the world because of different tax laws and different legal requirements of various different jurisdictions. I will try to address, during the meeting, many of those issues. But I urge you also to follow up with your local human resources professionals. And again, the documents will cover all of the local differences.

Also, it’s not possible for me to cover all the details of the meeting. So please refer to these documents. If I summarize something and I’m incomplete, I apologize. The documents will have it all.

The last thing I guess I’d like to add before we start is to clarify a concern I’ve already heard, which is that this concept that we’re going to talk about — the option structuring — will be very complex. And frankly I think it’s not. It is true the stock options can be complex instruments and the presentation, you’ll see, has a lot in it. You can look at this document within the file with the SEC in a little while. It’s pretty damn thick. That said, I think you will find, after you spend a few minutes understanding what we’re talking about, this is not that complicated a plan. You will have decisions to make. I’m not saying your decisions will be easy, but the plan will be easy to understand. We’ll walk you through the math. And hopefully at the end of this meeting, you will understand the metrics and you’ll be able to follow all the mathematics and make those decisions.

So let me get into the details. First, I’m going to talk about the agenda today. After an introduction of what we’re trying to do and what we’re trying to achieve in terms of our objectives, we will mostly spend our time reviewing the option restructuring program. First, let me make a point there. The terminology here is the option restructuring program that you’ve seen in all our other internal and external announcements. It refers to an option reduction plan. The option reduction plan, in my view, is one part of it. It is the offer to exchange options where people can give up options and get back a smaller number of options. But the restructuring program is broader than that. It includes how we will be treating options in the future, what will the vesting be, what will the accounting be. And that’s the only reason for the difference in terminology. Again, we’ll spend most of our time in two and three, which is the evaluation of the analysis. And how to evaluate the option restructuring.

Fourth, five and six on this agenda, are principally addressed to CSFB employees. We will have a demonstration of the e-mail process by which you can do your exchange. That is not available, for legal reasons, in Switzerland. We’ll also talk about some of the other changes in compensation plans at CSFB and a quick discussion of the ROE units. That will be fairly brief, but CSFS people and the people in Zurich, I ask you to bear with us for that. Some of that will apply to you. And then afterwards, we’ll have a Q&A. After the questions and answers, when the meeting breaks, for those in Switzerland, please stay put, or for CSFS or CSG people who are on the phone, please stay put. Walter Berchtold and Tim Gardner are going to lead the discussion of Swiss-specific issues for you locally.

Start with the core message, which that the Group is committed to building an equity culture and growing our stock prices, something I’m happy to say we’ve done a good bit of lately. And then in its continuing efforts to increase shareholder value, the board and the compensation committee have approved a number of steps to better align employee and shareholder interests. And to make our plans more consistent with competitors. Today, I’m going to review those in detail. This summary, which is kind of busy, is really a summary of all the topics that we will discuss in this meeting. I’ll get to the details in all of them, but the first headline is important. Option holders will be offered the opportunity to exchange old options for new options, or shares, on a value for value basis. That is a sentence that is packed full of words that matter. I’ll take you through later what each of those mean. It’s important for people to understand that the exchange is completely voluntary, it’s at your discretion. And it’s also important for people to understand that we’re doing something that has, as near as I can tell, never been done before, which is we’re making this offer to exchange not just to the far out of the money options, but in fact, to the recently issued in the money options, if people want to rebalance their mix between shares and options. That may surprise you. The Board really wants to completely restructure our approach to options now and going forward. And I’ll cover that in a little bit later. I think for employees that’s really a very interesting opportunity.

Also, later on, we’ll discuss at the beginning of this year, CSFB will introduce a new share deferral table, consistent with competitors. We’ll show you a summary of that today. CSFS is also proposing a new deferral table, but that has not been approved by the compensation committee yet. It ought to be later this month and will be announced later this month. Also, we will be discussing the new vesting plan. CSFB employees will now be subject on their share plan and their options to what I would describe as traditional share vesting, pro rata over three years, consistent with what almost all of our competitors do. At CSFS in corporate center, for Swiss local regions it will be slightly different, they will be subject to three year vesting on options. And they’ll have a four year blocking on the share awards.

The mix between options, stock or if used again at CSFB ROE units has not been determined, but I think we can comfortably say that options will be used in the future, probably at a lower rate.

The current environment is worth understanding, and this is something where the board is very focused, as they make judgments about where we should go with our option plan. Today we have, as a Group, approximately 11 percent of our shares under option. It was almost zero three years ago. We’ve been using them very rapidly, there’s been a big one up in the last few years. If that rate continued, we’d be north of 20 percent in two or three years, simply too much option dilution in the opinion of the board of directors. And I think that most shareholders would agree with that.

Given the range of exercise prices, given the very large number that are very far out of money, shareholder and employee interests are not completely aligned. We all know that 85 Swiss franc option is not very effective at retention. And it’s not very effective at motivation. And the board is very focused on that as well. In addition, the group lacks conditional capital. Conditional capital essentially means shares held in reserve for future options issuance. We’re out of them. We don’t have any meaningful number of options available. So we can’t issue options in the future, unless we either go back to the shareholders to get more approved, which would be an issue, or somehow reduce the options we have outstanding. So in a sense, we have what I would describe as the worst of all worlds for our old options. We don’t have any retention or motivation that’s affecting us. They’re not really useful to employees. They’re perceived by shareholders as being more diluted than they really are, because an 85 franc option is not highly dilutive when your stock is at 40. But, nonetheless, they’re in the calculation numerator.

The overhang is substantial. And we’re constrained from future issuance. So this plan is intended to address all of those issues. And I think you’ll find as we go through it, will be effective. But we’re very focused also that we do want room for future option issuance. You’ve seen the Microsoft announcement recently, where they have announced that they’re completely eliminating their option program. I think that’s the wrong strategy, at least for CSFB. We believe in the power of the equity. We also believe in the leverage of stock options. We want to use that tool, we’re just going to use it at a lower rate than we have in the past. Of course, also our stock price is double and Microsoft’s hasn’t gone anywhere, so maybe that’s the reason.

The other topic we’ll cover a little bit later, beyond the option discussion, is what I’ll broadly define as other compensation items. Most of our competitors have traditional straight line vesting, some cliff vesting. Most of our competitors have announced the adoption of what’s called FAS 123, which is the expensing of options. All the U.S. companies did it late last year. UBS has made an announcement ... the International Accounting Standards going that way. US

GAAP is going that way. Eventually, everyone will be expensing options. We felt we should be out in front of the changes in the rules. And most of our competitors have a larger deferral portion in other compensation that Credit Suisse Group has. Part of what we’ll talk about later today is really just getting to market terms and getting to what I would describe as more transparency of our financial statements.

So let’s get into the option restructuring first. The first question you can sure the board asks, is it a good thing. I think it is. I think it’s a good thing for employees and I think it’s a good thing for shareholders. The first reason I think it’s a good thing for employees is because it wasn’t my idea, it came from employees. And employees have been asking for this in some form for some time. Again, it’s a voluntary program. I think it gives people, if they choose to exchange, the opportunity to participate in the Credit Suisse stock growth from a lower level, granted it will be an economically fair exchange because they’ll have less leverage and less options working for them, but it will do it from a lower level and they more participation in the price.

And then last point in the good for employees, I very much think that this concept of giving people the opportunity to balance their mix between shares and options, how risk diverse are you, how much leverage do you want? What’s your view? Are you a long-term ... have a longer term view or shorter term view? Are you bullish on the stock price? Are you bearish on the stock price? Those are all factors in making this kind of decision. And depending on your risk profile, I think this gives people an opportunity that is relatively unusual.

From a shareholder perspective, the option restructuring we’re proposing reduces overhang. It will, we believe, employ ... improve employee motivation and retention, which is the single most important thing we can do for shareholders. And it will allow for future options. And lastly, I think it’s best practice. It’s appropriate that we adopt the accounting change.

Let me get into some of the terms. And there are lots of parts of this. As I said, it’s not that complex once you understand it, but I’ll get to the parts individually. The first sentence is something I said before, which is that option holders will be offered the opportunity to exchange existing options, note the word “vested,” existing vested options for the new options, or shares, on a value for value basis. Let me address each of those words as we talk about this.

First, let me talk about vested. Most of you may or may not know, but almost all of the options that everyone in this organization holds are vested already. Each year, when we award options, we award vested options. They have certain conditions that are attached to them, like non-competition and non-solicitation. But they are vested. There are some unvested options. There are a small number of options that were unvested at DLJ in the merger that rolled over into new options. Some of those continue to be unvested. They have to be excluded from the software. There are some people who came in from the outside, who received options, not as part of their annual compensation, but when they were hired. I’m a good example of that. I have some options that are vested. I have some options that are unvested. My unvested options are not eligible for the exchange. But be clear, almost all the options held by almost all of the employees are vested.

As you walk down the page, we’ve split the world into two groups: options struck above 60 francs; options struck below 60 francs. So if you see in the second point, options with a strike price above 60 Swiss francs may be exchanged for either new options, or new shares, or 50/50. Now, again, when I use the term “shares,” just so people understand, for most people in the international share plan, we’re talking about phantom shares. In Switzerland, we’re talking about blocked registered shares. I’ll use the term “shares” in both cases. But they will have slightly different meanings in different places.

So again, we’ll offer you the opportunity to exchange options for options. Options for shares, or 50/50. We’re not going to, for administrative reasons, allow people to do 83/17 or 60/40 or any other splits you want. Frankly, we think most people will make a binary decision. They will either exchange or they won’t. And then will make another binary decision. If they choose to exchange, they’ll either take shares or they’ll take options. We don’t think we’re going to get a lot of people trying to do partials. So we’re offering the partial as a 50/50, but we’re not going to offer all of the possibilities.

Below 60, between 30 and 60, we’re offering something slightly different, which is it’s not feasible or sensible to offer an option for option exchange, for an in the money option. Which we’re talking about mostly the options that are struck at 30 or 34, that were issued last year as part of compensation. But if people choose to, and want to change their mix of options to shares, we’ll show you the math, we’re going to give you that one time opportunity. And as I said before, certain options will be excluded. Unvested options. Options held by former employees. Only current employees are eligible. That excludes some other CSFB affiliated people, consultants are not eligible. Senior advisors, because they’re not technically employees, are not eligible. Members of our board of directors are not eligible. But by and large, almost all of the employees are eligible.

And in addition, for some technical reasons, we have to exclude options originally issued prior to December 31st, 1999. There are very few of those. There are some, the reasons, as I say, are technical. I’m happy to have a private discussion with anyone who happens to have some of those. It’s why I think for the large group of you, it’s not terribly relevant.

The last point on the page, though, is a very important one. The new options, the new shares, will be subject to 12 months vesting for those in the international plan, subject to blocking for those in Switzerland. And I want to come back to that in a moment. But basically very important points from our board of directors. Our board’s view is they are big believers in this plan, but if it doesn’t have a retention element, they’re not supportive. We had conversations about three year vesting. Ultimately, we discussed and concluded that one year vesting was appropriate. And I know some people will not be happy about that, and some people will choose not to exchange for that reason. That’s your choice. But all new options and new shares will be one year vested.

I’m going to skip the timing for a minute and come back to it. So you get a little bit more into the detailed terms. The offer is being made as a tender offer under the U.S. tender offer rules. It’s an offer to exchange under the U.S. tender offer rules. Later today, this document will be filed with the Securities and Exchange Commission. I think you’ll find, even though it’s thick, it’s actually quite user friendly. We have 50 questions here that you would consider frequently asked questions. Kind of a Q&A, detailed answers on 50 questions, in what I would call plain English, very easy to follow. All the natural questions you might ask, I think are answered in the document. It’s worth taking a good clear read of it. But please read that document.

The second point is that the exchange instructions will allow for decisions to be made on a grant by grant basis. What that means is, if you have the 84.75s and you want to exchange them for shares, and you have the 65.75s, and you want to exchange them for options, and you have the 34s and you want to exchange them for shares. And the 30s, you want to keep, that’s fine. Your entire grant, each individual grant, you make a full exchange or a full keep decision. And if you exchange, you’re going to have some choices. But we will not make you make a decision that applies to all of your awards. So again, grant by grant.

Important point is the third point. The new options that are issued in this exchange will be shorter in term than the options being canceled and shorter in term than our typical option program. They will be seven year options, not ten year options. And not the average life of the ones that are being offered exchange is about eight and a half, seven year options for the new options. And they will be issued at a premium. The strike price will be a premium of ten percent, ten percent over the price on the valuation date. The valuation date, which I’ll talk about in a moment, September 5th, and I’ll explain that to you. But they will be struck up ten.

Why? What were we thinking when we structured it this way. I think really there are two perspectives. One is from the board’s perspective. Given that this is a program that is at some risk at being a tactic externally. Shareholders don’t necessarily like programs that allow employees to have a lower strike price. Some people consider that feathering the nests of management or employees. The board, will they don’t agree with that, was very sensitive to the perception. And felt that by shortening the term just a bit, and making it a little bit harder for the employees to earn money, that they earn their money a little faster. And by having it struck out of the money a little bit. And therefore, the stock has to perform to some degree before there is any value in these options. The result of that would be essentially a more shareholder friendly plan in their view.

I actually think of it from the other perspective, which is the employee perspective. I like this, I like this because having a shorter term means a little lower value. Having struck out the money means a little lower value. Taking value away from the new options simply mean you get more of them. It’s a value for value exchange, so what we’ve done here is by having slightly lower value in these options, you get more options to make up for it. I think, on balance, that’s a good trade for employees. You can make your own judgment. But I think on balance, it’s a good trade for employees to have more options at a slightly higher strike and shorter term, especially since as a practical matter, where relatively few employees carry options to term. The difference between year seven and ten is not insignificant in value, but it’s actually fairly insignificant to most employees who tend to not take advantage of it.

At the bottom of the page, we highlighted what I said earlier, which is all options and shares issued are subject to one year vesting outside of Switzerland, and one year blocking in Switzerland. I want to note, though, that the sub-bullets there, shares will entitle the holder to delivery in 12 months. So if you take shares, your unvested for 12 months, or in Switzerland, blocked for 12 months. At the end of the 12 months, vesting is free, the shares are yours, do with them what you will, sell them, keep them. In general, you’ll have a tax liability at that point in time as well when the share is delivered. So the shares will be delivered in 12 months. So when you compare the share in options choices, you’re not just comparing value, you’re comparing time. The option has a seven year life to it. The share has essentially a one year life and then you can hold it for as long as you like. But it will be a one year delivery.

All other conditions continue to apply. So if you have an option today that has a non-compete condition in it, or a non-solicitation provision in it, that will live in this new option. You exchange for options, whatever conditions exist, they’ll have in the new options as well. It’s not relevant for shares, once delivered, all conditions fall away.

Let me go back to timing for a moment. As you know, the earnings released, today we will file the documents with the SEC, today, we will commence the exchange offer. September 5th and September 9th are the important dates to understand. September 5th, which is a Friday, and we can potentially do this on a Friday so people could have a little longer, time, have a weekend to make their final decision, September 5th, we will finalize the exchange ratios, as it says here. That’s a little bit misleading. When I say misleading, it’s true we will finalize the exchange ratios on September 5th. But there’s really only one variable, the stock price.

The formula, which we’ll talk about, the valuation of the formula, has every other variable fixed. The volatility, the dividend rate, the risk rate, all of the elements of an option valuation, are all fixed effective today. That’s done. The only thing that is going to change is the stock price. When we know the final stock price, then we’ll know the final exchange ratio. But when you see the documents, you will see in it, it will tell you exactly what the exchange ratio will be, for anywhere from 30 francs to 50 francs. And we could extend that if we needed to. But basically, for every future stock price, we already know the exchange ratio, but we just don’t know what the stock price is going to be. So at that time, the stock prices will be finalized. Exchange ratio will be finalized. And again, if the stock is 40 on that day. And I’ll show you the examples around 40, the strike price of the new options will be 44. If the stock is 41 on that day, the stock price new options will be 45.10, just up ten percent. Simple math.

So on the 5th of September, based on the closing price in Zurich, we’ll know the final valuation, exchange ratios. And we’ll know the strike price. Also, I want to emphasize that when we do this exchange, it will be a simultaneous exchange. So on September 9th, when the final decisions are in, you will exchange, will cancel your old option and receive a new option or share. That’s different than many other option exchange programs. If you’ve heard about companies that have done something like this, many of them using what’s called the six month rule, where you give up your option, and six months later, you get back a fraction of an option. You’d have no idea until six months later what the strike price is going to be. A number of tech companies have done that recently and I think they have some unhappy employees who gave up options. Now the tech rally has happened, and the strike price is going to be much higher. This will be a simultaneous exchange. That is because under the rules that we’re adopting with the new accounting, we can do it simultaneously, which I think is much better for employees.

That simultaneous exchange then will happen effectively September 9. One September 9, you need to make your final decision. Obviously, you can make it earlier. But you cannot change your decision or withdraw after the 9th of September, five o’clock New York time. Later, I will demonstrate for those who are using electronic technique, the electronic process. But there are some countries, actually quite a number of them, where we are not legally allowed to do an exchange process electronically.

And we are not legally allowed to even distribute the document electronically. We will give a paper document to people and get a paper response out of a fax or other methods in the following countries: Austria, Belgium, Brazil, Czech Republic, France, Germany, Italy, Luxembourg, Mexico, Poland, Spain, and as I said earlier, Switzerland. So in Switzerland, you will not get the electronic version of this and cannot respond electronically.

Some more topics, just quickly on the exchange ratio and the valuation. The concept, we keep saying it, we said it in print in the public documents, and we’ll say it again. The concept here is what we call a value for value exchange. The exchange ratios have tended to be on a value for value basis. That is consistent with the board’s philosophy. We want something that’s fair to shareholders, and fair to employees, and is consistent with the accounting objectives. We want something that has no P&L consequences, has no P&L cost. If it was a premium to employees, there would be a P&L. It is consistent with tax objectives. We’re trying to structure something that is tax free, or has no tax consequences to employees. I’ll talk about it a little later. There’s differences by country.

The share valuation that we’re using will simply be the stock price on that last day. The option valuation though is worth up to the spending moment. Options will be valued using Black-Scholes. And if you see any of the documentation, you will see ... you can see a tiny little footnote on this that nobody can read, that says “valuation is subjective, for purposes of the exchange, value for value, is determined in accordance with FAS 123.” In other words, we have accountants telling us how to do Black-Sholes. That’s a very ... that’s a very disappointing place to be.

But let me touch upon valuation for a moment. Because the offer is intended to be value for value, with the input, the valuation inputs coming from FAS 123. And as you know, option valuation is subjective. It is not an exact science. People can debate endlessly and believe me we’ve had those debates, appropriate assumptions. Small changes in assumptions can have a significant impact on the results. So for this purpose, for the valuation purpose we’ll show you later, we use the inputs as prescribed by the accounting rules. Without reviewing that in depth, let me emphasize the two important inputs affected by these rules: Term and volatility.

Using the accounting driven calculation of term, which is shorter than an actual term of an option, option values are reduced. Using the accounting driven calculation of volatility, which is higher than the option of volatility that our experts would use, option values are increased. In addition, the option has both numerator ... the ratio of numerator and denominator were affecting both the numerator and denominator. The net of all these changes is in fact almost zero. Essentially, the ratio is unaffected by these impacts because they’re largely offsetting. I’ll walk you through some of the numbers. But in other words, Black-Scholes, using accounting assumptions, gives us in fact, essentially the same answer that the experts come up with when they do their own Black-Scholes evaluation.

Beyond the valuation parameters prescribed by the accounting rules, we spend a lot of time with our experts in New York and Zurich. And again, there is some art to this. You can’t just walk over to a Bloomberg, press a few buttons, and have the answer. The volatility assumption that is appropriate for an option that is 30 or 50 francs out of the money is not the same. It’s very different than the volatility for an assumption you would use for an option that is struck at the money. So ask the experts to run the numbers. We ask New York and Zurich to come up with their answers. And they came up with slightly different answers. Their approach was exactly the same. But they have slightly different judgments about forward volatility, and it’s totally judgment.

And to cut to the chase, though, the ratios we are using and that you will see, are generated by the accounting rules, but are consistent with what the experts came up with, within the range, long story short. I’ve spent a great deal of time on this topic, a great deal of time on this topic, and I am convinced the ratios are fair, completely fair. And it’s not only my personal view. You can ask some of the people involved. But I’ve spoken to many of our experts in equity derivatives and options. And at the end, again, no one has made any decisions in determining the valuation formulas. Not me, not John, not Ossie. The ratios are determined by formula. You’ll decide if you like the ratio.

But let me go one step further, because I think it’s very important. The valuations based on Black-Scholes and the exchange ratios are absolutely fair in my opinion. But I don’t think they’re the place to focus. What’s much more important in deciding whether or not to exchange, or what to exchange into, is not the formula. It’s your personal views, your personal judgment. If you’re two years away from retirement, you may make a different exchange than if you’re 20 years away from retirement. If you’re bullish on the stock or bearish on the stock or bullish on the industry, or bearish on the industry, your time horizon, those are the factors that are likely to impact.

And in a couple of slides, I’ll walk you through some of the numbers, and I think you’ll be able to see very clearly how to make the decision. And of course, ultimately, the exchange if voluntary. No one should feel under any pressure to exchange. It’s totally up to you. If you don’t exchange, you’ve lost nothing.

On tax, I’ll touch briefly. This is obviously an area that differs around the world. But we believe that in most jurisdictions, the exchange into options or stock will be tax free at the time of the exchange. When I say tax free, in some cases, that’s literally tax free. In some cases, it’s a taxable event, but because it’s value for value, there is no gain to be recognized. The future gain on new options will be taxed the way it always has, which is in most jurisdictions means upon exercise, there will be a tax. And the value of the shares will generally be taxable to the recipient 12 months out. In Switzerland, as I said, the exchange is a taxable event. And we’ll talk later with the Swiss folks about the specific rules there. We believe we’re structuring in a way that will not generate a tax liability, but Tim and Walter can address that later.

I also want to spend, just mention a couple of other structural issues that relate to certain countries. We have some structural issues that we think we can get around in Japan and Australia. We also have some tax issues that we think we can get around in Singapore and Hong Kong. So for those of you in Asia Pacific, please check in with Ian Love, who can address all of those. When you see the document, for those in Switzerland, you’ll see Section C or Schedule C, is something called “A Guide to Issues in Switzerland.” Please read that. If you’re listening from any other countries outside of the United States or Switzerland, in Section D, we have a guide to other countries. And in addition, there is a small population in the United Kingdom where there could be an issue, of people who have been residents of the United Kingdom for less than three years and choose to take shares. Please speak to your local HR folks.

The last thing I want to just touch briefly on, the risks of the offer. Essentially I think these are easy to understand. The document will highlight them as any good SEC filing would. If the future stock price increase is very rapidly, after you’ve exchanged, you may find you’ve made a bad decision. You may find that the exchange is unattractive if the stock goes up to 100, or 150 or 200. You’ll make your own judgments when you see the numbers.

The exchange ratio will clearly give everyone ... if everyone who exchanges is going to have less shares or options working for them going forward than they did before. They’re giving up one option, they’re getting back a fraction of an option or a smaller fraction of a share.

I’ve said before, the exercise practice is ten percent above market. I said before you should into account the new option is unvested, it may affect your decision. And I know I’ve talked about the valuation. One thing I’d also like to talk about, which is a risk, not necessarily of the exchange offer, but some people have asked questions about a risk of not exchanging, if you will. The question has come up, what are the change of control features of provisions in our stock option plans? That is a question that is way too complicated to answer briefly. You have to read it. But let me give you the main headline, which is that as with many companies, the compensation committee of the board has a lot of flexibility of determining how to treat stock options in a takeover. If Credit Suisse Group ... I have no expectations of this, but if Credit Suisse Group were to be acquired for, you know, pick your number, 60 francs a share, your 65s or your 85s are out of the money. There is some possibility, it would not be unheard of, that the board could conclude to cancel those options. And the time value disappears. That’s a risk that we all have when we have out of the money stock options and we work for a company that could be acquired.

So some have said to me, make your own judgment, but some have said to me, not exchanging has that risk. If I leave my way out of the money options, therefore if there were a takeover at a lower price, I may lose that upside. That’s true, by the way, if you exchange to options as well, because we could be acquired at a price lower than your exchange exercise price. I don’t think that’s a major factor, but I think it’s a factor that people ought to be aware of.

And the last thing, I want to spend just a moment talking about how this plan, before we get into the numbers, compares to other companies. Frankly, I think we’ve spent so much time thinking about it that we are indeed state of the art. I don’t know if other companies will follow our approach. But relatively few companies have done an exchange at all. Most of those are in the technology world. Most of them are offers, as I’ve said, that were done on the six month rule. And ours are being done simultaneously.

We are relatively unique, we think, in allowing people the choice of options or shares. Almost all of the other programs have been options only. And lastly, we are clearly unique. We’re not aware of any company that has offered people the opportunity to rebalance by offering shares for options for their in the money options. And I made the comments about Microsoft earlier. Microsoft has announced an offer, a cash offer to employees, I think that’s inconsistent with building an equity culture, and by the way, does nothing for their share dilution, because instead of the employees owning those options, J.P. Morgan and the Street are going to own those options. So it’s really very ineffective in that regard.

Now let’s spend some time on the numbers. The option valuation analysis. We’ll talk about four major awards. The 85.75s, the 65.75s, the 34.10s and the 30.60s. There are actually like 30 different awards. The rest in 50s and 60s and 70s and 90s floating out there. But these are the bulk of them. All of the work we’re going to show you assumes ... it was done a few days ago, but the stock price is at 40 when the offer closes. Therefore, the strike price is at 44 when the offer closes.

Just walking down a column, if you look at the 2001 award, that was struck at 84.75, based on the Black-Scholes formula. In other words, the value of old option, this was done on purpose, paren ... B.S. — that means Black-Scholes. The value of the old option is four-sixty, 4.6 francs per old option. The value of the new option, the one that struck at 44 in this case and has seven years left, is 12.82, 12.82 Swiss francs, just walking down that column. That will result in exchange ratio of 4.60 divided by 12.82, or .359 options, if you do an option for option exchange.

If you do an option for share exchange, it’s 4.60 for value of the old option, divided by the stock price, which is 40. So that’s .115 would be the share exchange ratio. And we’ll give you all of these numbers. I will tell you that when I’ve talked to people about this, actually I’ve expressed a little bit of surprise, those who are less sophisticated and don’t do option valuation for a living, have generally told me they expected lower ratios than this. It is what it is, this is the math drives you to.

If you go to the next column, it’s 65.75, it’s exactly the same kind of methodology. You’ll see there the option exchange ratio is 0.630, much higher than it is for the 84.75. That’s two things going on. They have one year more life in them, so they’re more valuable. And of course, they have 20 franc lower exercise price, so they’re more valuable.

The two columns on the right, we don’t offer option for option. We only offer for option. And so you can see, you take, for example, the December ‘02 grant, the strike on those is 34.10. The value at a 40 franc price is 16.45. That’s a combination of the intrinsic value, because they’re in the money, and the time value. The 60 and 45 of value for the new option, divided by 40, which would be the price at that point in time, would mean, .411 shares. So if you want you can give up your options, but you just got, it’s in the money, and exchange it for .4 of a share. Substantial change in your leverage and we’ll show you how the math works.

I’d like to walk you through an example on first the 84.75s. This is the biggest and farthest out of the money large award we have. This hypothetical example assumes an individual has 1,000 options. I have to warn you when you look at this though, that any time you look at prices, there is no time factor here. You can’t build time into the chart. So it says future value at 25, or 40 or 55 francs a share, it doesn’t say when you achieve that. And you may have a different view of time factor when you think about your options or your shares.

Let me just read across. We have three columns that say “exchange for options,” or “exchange for shares,” or “keep your options.” The value for option is always the same. Black Shoals says value for value is 4.60 in all cases, at that moment in time with a stock of 40. So the total value is 4,600 francs in all of these cases. Your choices are, though, you can have in the first case, 359 new options. You saw the .359 was the exchange ratio on the prior page. Or you can 115 shares, if you move to the right, or you can keep your old options.

What this table tends to do is say, what are those options or shares worth at a future stock price? So to just walk your way down the first column. At a future stock price, these new options are struck at 44, remember, in our assumption. At a future stock price at 25, they’re worthless. At a future stock price of 40, they’re worthless. At a future stock price of 55, they’re worth 3,949 francs. And so on. Same analysis for the shares. Of course, the shares have value at any price. At 25, they still have value, 2,875 francs of value, 4,600 at 40 francs. As you work your way down, you can see the values.

What you’ll see is a crossover point. The very last line of the page says “break-even price.” I think break-even is a very important thing for you to think about. There are really three break-evens for people to understand. What’s the break-even between keeping your options and exchanging for options? What’s the break-even between keeping your options and exchanging for shares? And what’s the break-even between exchanging for options and exchanging for shares? Because if you decide to exchange, then still have to pick what you’re going to exchange into.

The last line of this page says “break-even price.” The first number is 107.57. What that means is above a price of 107 1/2 francs a share, you’d have been better off holding your own options than exchanging to the new options. And you can see that if you look at the 100 franc line, future value of the 100 francs is 20,104, if you exchange for options. It’s 25,489 at 115 francs. If you go over two columns, the far right retain options, that number is lower at 100 francs and higher at 115 francs in the first column. In other words, somewhere between 100 and 115, it turns out to be about 107 1/2, there’s a crossover point, where you’re better off having kept your options than giving up the options.

The shares column is exactly the same. It’s a slightly different break. So the break-even between keeping your old options and exchanging for shares is 95.76. So I would have been better off keeping my old options if the stock is above 95.76. The third column, at the very bottom right corner, has another important number. That’s the third break-even. That’s the pairs options to shares. In other words, if the stock is above, so now let’s just say, hypothetically, I looked at this page and I say, I’m going to exchange. I’m not a believe of 107 or 97, I don’t go 95. I don’t want to own my current options. I’d rather exchange them for something. Should I go for shares? Or should I go for options?

If your view is in the future value, and again, time adjusted, that the stock will be above 64.74, you’re better off with options. If your view is it’s going to be below, you’re better off with shares. I think a better way ... we will show you these numbers over and over, but I think a better way to look at this is graphically.

The new share is yellow. The new option is red. The old option is blue. So if you just look at the old option, you’ll see it’s a zero line until you get to 85 Swiss francs. Above there, you begin to get value. If you look at the new option, it’s a zero line until you get to 44 Swiss francs. Above that, you begin to get value. And of course the share has value all along. So what this shows you is graphically how to compare and contrast, should I exchange for options? Should I exchange for shares? Should I not exchange at all. And again, since the red line is above the yellow line, when you go to the right, 64.74, that means the new option is the better answer, if you’re more bullish on the stock. To the left of that point, that means a new share is the better answer.

Rather than show you all the numbers, I’ll just show you a couple more graphics. 65.75, which is the single largest award we have, that’s out of money ... The largest awards are actually these lower awards but the largest are actually out of the money which many people in the room certainly have. We have ... the break-evens are not terribly different, but a bit different. 64.77 is the break-even between new options and new shares. 102.78 is the break-even between the old option and the new option. And the old option of the new share, the break-even is 82.39.

All of this will be in the tender offer documents. All of this will be on the web site. You’ll be able to see these numbers. In fact, when you look closely at the document, you’ll see a description of how to calculate break-even, because this assumes a stock market of 40 francs, and a strike price of 44. That will change. There will be a simple formula in there. You can calculate at any given price what the break-even is.

And lastly, on the 34.10, we decided not to show the 34s and the 30s, since the conclusions are so similar. Were you to choose not to keep your options, but in fact to exchange for shares, above 57.90, you’d be worse off. Below 57.90, you’d be better off having exchanged for shares, rather than kept your low price options. So it is not necessarily self-evident that an option in the money, that you should retain the option. It depends on your view of the stock. Exchanging it to shares is a legitimate alternative here.

Something we all also need to understand is that the stock price will move. How will those movements affect the exchange ratio? If a stock goes up or down in the next month, these are just examples of the exchange ratio. And I said earlier, that all these exchange ratios are already known, we just don’t know the closing stock price. So if you look at what’s in blue here, at 40 francs, in the first column, what’s highlighted is .448. So .448 is the exchange ratio on the 30.60 franc options, if you exchange it to shares. If the stock goes from 40 to 43 or 40 to 37, you can see the movement. So if it goes from 40 to 43, that exchange ratio will go up. A .448 to .471. We already know that exchange ratio, if a stock ends up at 43.

So what’s going on here is as the stock goes up, there is more value in your old option. There is also more value in the new options of the share, but the relationship is such that the old option is climbing in value faster. Therefore, as the stock goes up, you get more options or you get more shares. That is not necessarily a good thing. It could be a bad thing. The circumstance, and there is also some leverage in it. So a move from 40 to 43 is a 7.5% move in the stock. If you just looked across those columns, the share ratios increase about five or six percent, with a seven and a half percent move of the stock. You go to the far right, the 85s, that ratio increases 13 percent with a seven and a half percent move in the stock. That’s just the leverage of an option, particularly a way out of the money option.

The way to think about it, though if you follow the math if the stock goes up, that is definitely a good thing for employees who take shares. In fact, it will probably ... if it goes up enough, it probably moves the percentage of people that take shares. The reason is the exchange ratio is always higher with a higher stock price and always lower with a lower stock price. The shares will be worth whatever they’re worth on September 9th, 2004. I don’t know what that’s going to be. But you’d always want to have more than less of them. If you’ve chosen shares, you’re always better off if the stock appreciates in the next month, because it will be set a month from now.

That’s not true in options. If you do an option for option exchange, it also .... go to the 60 ... go to the third column. 65.75 option ratio. You see the ..63 that’s highlighted in blue. It goes up to .691 if the stock goes from 40 to 43. So a ten percent increase in the number of options. But you also have an increase in your strike price. So you get ten percent more options, but the strike price, instead of being 44 is 47.30. Is that a good thing? We haven’t run the graphics, but I’ll show you the numbers, there is another break-even to think about, the stock goes up. You will get more options, but they will be struck farther out of the money, that will raise your break even. And you may or may not view that as a good thing. Again, if you’re very bullish on the stock, it’s a good thing. You’d rather have more options, even at a higher strike. If you’re bearish on the stock, you’d rather have less options. If you’re very bearish on the stock, you’ll end up in shares. And so that’s part of how you think about your decision.

To look at another example, again with the 65s, what we tried to do is compare two cases. What if the stock is 40 at the end of this? What if the stock is 44 at the end of this? If it’s 40, the value is eight francs. If it’s 44, the value is ten francs, roughly. You work your way down, as you can see, you get more options and more shares, but if you look at the first column, the stock at 40, but the options column, with the future value of 55. So if you see 55, the value of those options is 6,930. If you go over two columns, the number is 46.86. In other words, by a stock price going up ten francs, ten percent to 44, I’m worse off in my option exchange if the stock is 55. But if the stock is 100, or 85, further down, I’m actually better off at the higher strike. Better off because I have more options, even though they’re struck further out of the money. That comparison you can do on any different sets of numbers.

If you do the same comparison in the second and fourth column, you’re always better off in the fourth column. Shares, you’re always better off if the stock appreciates in the next month. Again, that’s just something that is a factor you should think about. You’ll look at the slides later, it will be easier to follow the numbers when you look at it more closely.

That’s just a summary of the numbers. I wanted to spend a few minutes, and this is principally for the CSFB people who can do this electronically. As I said, some countries have paper. For those who are going to do this electronically, I’m going to walk you through the procedures. For those who have to do paper, bear with us for a couple of minutes, because we’re going to come back to some questions later.

I think you’re going to find it’s a fairly simple process. Everyone is going to get an e-mail who has an electronic capability today. This e-mail will have on it, it will look something like this, this e-mail will have on it all the details of what you need to do, including the full tender offer to exchange will be there, and including we’ll get you copies of the slides. In addition, this will walk you through how to accept the offer or change the offer. So the first thing you’ll do is you’ll get this, and you’ll notice in the very top, it says “You should not delete this e-mail.” Please, until September 9th or until this offer is done, do not delete this e-mail. You need it.

You’ll notice, also a blue link. That link is because nobody in this room actually knows how many options they have or can remember. The way you’re going to figure that is that’s a link to our web site that will tell you how many options you have. You need a password to get into it. You’ve also got your passwords as well, certainly I have. We’re sending everybody a separate reminder, a paper reminder that tells them their password. But you’ll need a password to get in. That’s just to go in and find out I forgot how many options I have at each strike price, and this will tell you.

Next thing you’ll need to do is at the bottom, you need to enter a password. This is the same password, just to get into the site. The next thing you’ll do is you’ll have to validate that password. And then this particular person put in the wrong password, well, the password will show up as the password you’ve entered is incorrect. Please retry. Try it again. (Laughter) Second time through, hopefully, someone gets it. If not, HR is getting screaming, ugly phone calls and stuff.

Now you’ve successfully validated your password. You’re in. You’ll note at the top three little tabs, “Message,” “Election,” and “Signature.” Message, what that first one, all that information, you now are at election. You now want to figure out “how do I elect?” What this says, all that should come up here is your option awards. It won’t tell you the amount you have, but it’ll tell you the strike price. So it will have 2,065, the eights, the 34s and the 30s for this particular person. It will also give you the choices there. You just click on your choice. And here, the default is “no exchange,” “keep options.” If you want to change that to convert to 50/50 or convert to 100 but I’ll keep my low price options, you just click the exchange, click the conversions. Very simple.

Then when you’re done, you go to the signature page. Obviously, you don’t literally sign. So the signature page is the next page. And we’ll guide you all through this. And you’ll see towards the middle bottom of it, something that says “I accept.” I accept, check that box you’ve now approved. It will also again repeat exactly what decisions you’ve made. So check the I “accept box” and you’ll find it’s very simple. It’ll ask you one more time. Are you sure you want to submit? You’re about to submit your election, “please confirm.” The button says, “submit your election form.” It’s really very easy to follow. The Human Resources people have done a fabulous job of creating something very quickly out of whole cloth. If you, however, change your mind, you’re going to want to revoke your election. That’s why you better save this. If you want to revoke your election, you can withdraw it or change it by going back into the site, validating your password. Once validated, going to this election section again. If you were to go to this election section here, you’ll find it tells you what you elected, but you can’t change it anymore. Try and click on it, it won’t let you change until you revoke. So you’ve got to go to the next page, which is the signature section. You’ll see on the bottom left, although it’s small print and hard to read, “Revoke election.” That will not be there the first time you go into the site, that will only be there once you’ve made an election. Click on revoke election. And it will ask you again if you want to revoke. You revoke. Now you go back to the other page. You’ve defaulted. You’re back to default. Walks you through your choices. And then you go through again and you accept. It’s really very simple.

I want to spend a couple of minutes, again for the CSFB people, before we get to some questions and answers, on the vesting discussion we’ve had. First of all, the current approach. I think most of you know, although I’m always confused as to who really knows the details of this, most of you know that we do not have traditional vesting like most of our peers. Most of our options in time shares are fully vested, just as a reminder, fully vested when you receive them. They are subject to conditions like non-solicitation and non-competition. The conditions last over time. It feels a little bit like vesting, but it’s really not vesting.

That’s the option for phantom shares. The ROE units have a different vesting schedule. They really do have vesting, a third, a third, a third over three years. And the longevity premium is cliff vested after three years. We have different approaches on all of our different instruments. And as you know, I think there are much more terms in that, but this is just a summary.

Where we’re going is to have a little more simplicity. And to be more consistent, simple, consistent, and I would say also consistent with our competition. Consistent with general market practice, we will begin this year traditional three year vesting, pro rata, a third, a third, a third on the three anniversaries of the award. It will be the identical vesting for shares, identical vesting for options. If we use ROE units and it’s the same vesting for them. The longevity premium will continue to have a longevity feature, which is the three year clip, but the accounting for all of these rewards will be rateable. A third, a third a third running through our P&L, so I think we will have consistency and transparency.

We’ve also been saying for some time that we will increase the deferral in the share plan table. The board recently approved this for CFSB. CSFS we’ll be discussing shortly. I’m sorry, the board will be discussing shortly. And ultimately, I think, reaching their conclusions and publishing new tables soon. But the comp committee, with the focus on continued equity growth and driving equity culture, decide to increase the average amount. And include vice presidents this year, if they make more than $325,000 in total compensation. This again is in line with our competitors. We were behind the competition on our deferral table.

Some of the numbers, just a summary, are on this new deferral table. The web site, not the option web site, but eventually the regular CSG web site will have all the details of the full deferral table. But I just want to show you, and make sure people understand what’s going on here. And if you just look at the left corner, at a bonus level of $250,000, in the old program, that had ten percent deferral. So up to ... starting from dollar one. So the first dollar bonus, would be ten percent of deferral, up to 250. The next $250,000, you see the $500,000 line, would be 20 percent, and so on and so forth. A graduated tax table. That’s what we call the banding deferral.

The effective deferral is a combination of all those ratios. So if you go to the third column today, if someone makes $250,000 bonus, gets a ten percent deferral. If they make a $500,000 bonus, it’s a 15 percent deferral, which is a blend of the ten and the 20. And everything in between is a blend, is a different blend. We’re moving a little bit higher on the table. So just go to the far right column, rather than go through all the columns. We are proposing an increase ... we’ve approved an increase in the deferral table of roughly two to three percent at the under a million bonus levels and four to seven percent at the over a million bonus levels. This is not the full table and that continues to run on. The maximum deferral for most employees is 50 percent. There is a separate deferral table for the operating committee, which is higher still. But this is just some sense of what’s going on in deferral. As I said before, this is completely consistent with the market comparables. We’ve reviewed all of our competitors and this is I think the direction where we want to go anyway. The result of this is you actually get more value because the longevity premium is in addition, but you get less cash. That’s the tradeoff.

I want to touch on one other thing quickly, which is just spend a moment to update people on the ROE units. We obviously announced very good earnings yesterday, 18.5 % ROE for CSFB for the quarter. The result is as follows. If you just do the math on your existing ROE units we have 2002 ROE of 1.5 percent. Year-to-date, first half, 2003, we have our ROE is 15.3% ... you have to blend those to determine a natural question, which is well, what do we need to earn in ROE to get our principle back on either the 2001 or 2002 (Inaudible). And what do we need to earn an ROE over the following quarters to actually make some money, in addition, to earn something on this instrument. And they’re in the sub-bullets there. The ROE required over the next six quarters, to return the principle, for you to get that money back, is 3.9 percent. I would hope, based on current run rates, that’s very achievable.

3.9 % is all we need to earn for principle to be repaid, if you will. We need to earn, if we have a 23.9 and an 11.9, you’ll get the principle back. If we are in excess of 11.9 ROE for the next six quarters, which again is something that I’d like to be able to achieve, we’ll actually earn a return on those instruments. It’s the same kind of math on the 2002 ROE unit, they tend to be smaller in amount, but it’s better math, and that’s because we didn’t have the bad 2002 year in the calculation, so over the next ten quarters we need nine percent to get that principle back on that. And we need to exceed 7.7 percent to earn a positive return. There is a whole other schedule, and we’ll show this at the MD and Directors meetings quarterly from now on. There’s a whole other schedule that says if you earn above the high end, how much do you return? And then we’ll walk you through that at another time.

That is the extent of the discussion we want to have to have to summarize the option of restructuring. As I said, there’s a lot here, but I think what I’d like to do now is go to questions and answers around the world. First, I’m going to start in the New York auditorium where I am losing my audience because they have to get to work. If anyone has any questions, please raise your hand and go to a microphone so others around the world can hear your questions. And we’ll proceed with questions around the world. Do we have any questions in New York? Okay, we’ve lulled them to sleep here in New York. Must be worse elsewhere. I think I want to go to Zurich. Zurich, do we have any questions from Zurich?

Operator: No there are no questions from Zurich.

Brian Finn: Good, next is London please, do we have any questions from London?

Operator: No questions in London.

Brian Finn: Any other questions on the video? Are there any questions from the video sites?

Operator: There are no more questions from the video sites.

Brian Finn: We have one question in New York we’d like to take.

Question 1: I was just wondering if you could comment on the dividend policy going forward?

Brian Finn: The question in New York is a comment on dividend policy. Obviously in light of the 2002 earnings the Group made a decision, the board made a decision, that we would cut our dividend substantially a tenth of a franc, which is the current run rate. There was clearly at the Group, we were on a mission to build capital, build cap base. The best way to do that is to earn money including some asset sales, but to earn money operationally as well as have a low dividend payout. There has been no decision by the Board at this time. Obviously if we continue earning well and if we feel comfortable about our capital base, surely there will be a dividend increase at some point in time. But, we’ve got no assumption that there will be a dividend going forward that is any different than that we have today and the Board will decide as they always have, on an annual basis.

Are there any other questions, I don’t know, Operator, can anyone ask a question on the phone?

Operator: No, there aren’t any questions over the phone lines.

Brian Finn: All right, for those of you who are in Switzerland, please stay for us. I think Walter and Tim are going to lead you through some Swiss-specific issues. Thanks.

END

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